

Mail Stop 3561

November 15, 2016

<u>Via Email</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
17 State Street, Suite 4000
New York, NY 10004

>   **Re: Dominion Minerals Corp.**
>   **Form 10**
>   **Filed October 21, 2016**
>   **File No. 000-52696**

Dear Mr. Roca:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Item 1. Business page 2</u>

1. We note your statement that it is doubtful the company will regain the concession for the Panamanian copper project. Please discuss your business plan if you are unable to regain the concession through the legal process.

2. Please update the disclosure regarding the lawsuit in Panama. We note the reference to the disclosure as of December 2013.

3. Please provide the disclosure required by Items 101(h)(4)(viii), and (ix) of Regulation S-K.

4. We note that you were previously delinquent in your reporting obligations. Please add disclosure.

5. We note your disclosure regarding the litigation funding agreement with Therium Capital Management Limited. Please disclose the percentage your company will be required to share with Therium if any amount is awarded. Also, please file the contract as an exhibit. See Item 601(b)(10)(i) of Regulation S-K.

Item 2. Financial Information, page 17

6. Please add disclosure to discuss the Convertible Promissory Note, which is currently in default, including the rights of the holder as a result of the default.

7. We note your disclosure throughout the filing that cash used in operating activities was for compensation and your financials for year ended December 31, 2015 indicate officer compensation of $575,000. Please reconcile the discrepancies between the financials and your summary compensation table for both 2015 and 2014. Additionally, please file the employment agreements with your CEO and CFO as exhibits.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 21

8. We note that the preferred stock and common stock vote as a class and that the preferred stock has the right to vote 80% of all votes cast. Please revise the voting rights percent of class to reflect the percentage based upon the combined voting rights and file the agreements setting forth the terms of the preferred stock as exhibits. In addition, to the extent that Cham Lebovits is deemed a beneficial owner of the shares held by the Investment Group, Mr. Lebovits would be deemed the beneficial owner of all of the shares held by the Investment Group. Lastly, please provide the address for the Investment Group.

Item 6. Executive Compensation, page 24

9. Please revise the summary compensation table to reflect all compensation, including the amounts deferred, earned in that year. See Instruction 4 to Item 402(n) of Regulation S-K. Also, please file the employment agreements as exhibits.

Item 7. Certain Relationships and Related Transactions, page 24

10. Please provide the disclosure required by Item 404 of Regulation S-K. For instance, we note the loans from officers as reflected in the financial statements.

Exhibits

11. We note that you appear to be incorporating by reference a number of the exhibits. Please reference the prior filing or submission in which the document was originally filed. See Item 10(d) of Regulation S-K.

12. Please file the convertible loan agreements as exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining